Exhibit 5.1

[PPL Letterhead]

February 26, 2015

PPL Corporation

Two North Ninth Street

Allentown, PA 18101

Ladies and Gentlemen:

I am Senior Counsel of PPL Corporation, a Pennsylvania corporation (the “Company”) and as such am familiar with its affairs, including the proceedings in connection with the sale of shares (the “Shares”) of common stock, par value $.01 per share (the “Common Stock”), of the Company, having an aggregate offering price of up to $500,000,000, at any time and from time to time pursuant to the Equity Distribution Agreement with Merrill Lynch, Pierce, Fenner & Smith Incorporated and the Equity Distribution Agreement with Morgan Stanley & Co. LLC (together, the “Equity Distribution Agreements”).

Upon my familiarity with the Company, and upon an examination of such other documents and questions of law as I have deemed appropriate for purposes of this opinion, I am of the opinion that the Shares to be issued and sold by the Company pursuant to the Equity Distribution Agreements have been duly authorized and, when issued and delivered by the Company in accordance with the applicable Equity Distribution Agreement against payment of the consideration set forth therein, the Shares will be validly issued, fully paid and non-assessable.

I hereby consent to the filing of this opinion letter as Exhibit 5.1 to the Current Report on Form 8-K of the Company filed with the Securities and Exchange Commission in connection with the offer and sale of the Shares and the use of my name under the caption “Legal Matters” in the prospectus relating to the Shares forming a part of the Registration Statement on Form S-3 (File No. 333-202290) filed by the Company with the Securities Exchange Commission under the Securities Act of 1933, as amended.

Very truly yours,

/s/ Frederick C. Paine
Frederick C. Paine

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